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99.1     CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
         2002

         Pursuant to section 906 ("Section 906") of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of ENEL S.p.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2003

                                                 /s/ PAOLO SCARONI
                                                 -------------------------------
                                                 Name:  Paolo Scaroni
                                                 Title: Chief Executive Officer

Dated: June 30, 2003

                                                 /s/ FULVIO CONTI
                                                 -------------------------------
                                                 Name:  Fulvio Conti
                                                 Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to ENEL S.p.A. and will be retained by ENEL S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.